SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 14, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Enclosure: Press release ANGLOGOLD ASHANTI RESUMES EXPORTS OF GOLD FROM SIGUIRI



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

14 July 2009

ANGLOGOLD ASHANTI RESUMES EXPORTS OF GOLD FROM SIGUIRI

Following good progress in discussions with the Government of Guinea in recent weeks, a temporary embargo on the export of gold was lifted at the end of June, allowing a month's worth of production to be shipped from the country during the first week of July. Production at the Siguiri mine was uninterrupted during the period of the imposed gold export embargo.

The ongoing talks with the Government of Guinea centre on the nature and protocols of an environmental fund related to AngloGold Ashanti's existing US$35 million provision for environmental rehabilitation of the Siguiri mine. The Company has agreed to the advanced payment of US$10 million to the Government of its existing provision, subject to an undertaking from the Government that the funds be used solely for the environmental rehabilitation of the Siguiri mine and that the payment be offset against the balance of AngloGold Ashanti's future environmental liabilities.

Siguiri produced 333,000 ounces of gold in the course of 2008 and 88,000 ounces in the first quarter of 2009, approximately 7% of group production. The Government of Guinea is a 15% shareholder in the operation.

ENDS

Media Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 14, 2009

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary